恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

RECEIVED
2008 OCT 30 P 1:02

08005647

16th October, 2008

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Henderson Investment Limited (Stock Code : 97)
<u>Announcement – Unusual Price and Trading Volume Movements</u>

We enclose for your information a copy of the Company's announcement on 15th October, 2008 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

PROCESSED
NOV 04 2008
THOMSON REUTERS

Timon Liu
Company Secretary

Encl.

TL/pm

10/31

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Board") of Henderson Investment Limited (the "Company") has noted the increases in the price and trading volume of the shares of the Company today and wishes to state that, save as disclosed below, the Board is not aware of any reasons for such increases.

The Company is currently negotiating with the joint venture partner of Hangzhou Henderson Qianjiang Third Bridge Co., Ltd. (the "Third Bridge JV") to sell the Company's entire 60% equity interest in the Third Bridge JV to the Third Bridge JV partner, and with the joint venture partner of Maanshan Huan Tong Highway Development Limited (the "Maanshan Highway JV") to sell, through a 70% owned subsidiary of the Company, the entire 70% equity interest in Maanshan Highway JV held by that subsidiary to the Maanshan Highway JV partner, but no agreement has been entered into. The Company, subject to the entering into of agreement(s) for the above disposal(s), is considering the acquisition of new assets.

Apart from the above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Shareholders of the Company and potential investors should note that the possible disposals and acquisitions referred to above may or may not materialise, and are reminded to exercise caution when dealing in the securities of the Company.

This announcement is made by the order of the Board and the directors of the Company individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

END

Hong Kong, 15 October 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.